UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
                          -----------------

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ____________________ TO ____________________


COMMISSION FILE NUMBER 000-21788


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


              DELTA AND PINE LAND COMPANY DEFINED CONTRIBUTION PLAN
                  ("DELTA AND PINE LAND COMPANY SAVINGS PLAN")



B. Name of issuer of securities held pursuant to the plan and the address of principal executive office:



                           DELTA AND PINE LAND COMPANY
                                  SAVINGS PLAN
                                 One Cotton Row
                               Scott, Mississippi

                          Audited Financial Statements

                         December 31, 2006 and 2005 and
                          Year Ended December 31, 2006

                                    CONTENTS


--------------------------------------------------------------------------------------------------- ----------------

Report of Independent Registered Public Accounting Firm                                                           1

--------------------------------------------------------------------------------------------------- ----------------

Audited Financial Statements

  Statements of Net Assets Available for Benefits                                                                 2

  Statement of Changes in Net Assets Available for Benefits                                                       3

  Notes to Financial Statements                                                                               4 - 8

Supplemental Schedules

  Schedule of Assets (Held at End of Year)                                                                   9 - 10

  Schedule of Reportable Transactions                                                                            11

--------------------------------------------------------------------------------------------------- ----------------


Note: Supplemental schedule required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to Delta and Pine Land Company Savings Plan.

                              REPORT OF INDEPENDENT
                        REGISTERED PUBLIC ACCOUNTING FIRM

To Trustees of the
Delta and Pine Land Company Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Delta and Pine Land Company Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Plan was merged with the Monsanto Savings and Investment Plan as of December 31, 2007.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year, and of reportable transactions as of December 31, 2006, are presented for the purpose of additional analysis, and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Jackson, Mississippi
------------------------

                                        2
                    DELTA AND PINE LAND COMPANY SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2006 and 2005


                                                                                   2006                  2005
------------------------------------------------------------------------ --- ----------------- --- -----------------

ASSETS
Investments
  Participant directed
    Pooled separate accounts                                             $          9,328,210    $        7,212,345
    Employer securities                                                             2,377,246             1,578,992
                                                                         --- ----------------- --- -----------------

       Total investments                                                           11,705,456             8,791,337

Receivables
  Income receivable                                                                     2,255                 2,042
  Pending trade receivable                                                             12,687                 9,415
  Participants' contributions                                                          30,432                26,747
                                                                         --- ----------------- --- -----------------

                                                                                       45,374                38,204
                                                                         --- ----------------- --- -----------------
LIABILITIES
  Excess contributions payable                                                         19,209                38,999
                                                                         --- ----------------- --- -----------------

                                                                                       19,209                38,999
                                                                         --- ----------------- --- -----------------

       Net assets available for plan benefits                            $         11,731,621    $        8,790,542
                                                                         === ================= === =================



See accompanying notes to financial statements.

                                        3
                    DELTA AND PINE LAND COMPANY SAVINGS PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 2006


------------------------------------------------------------------------ --- ---------------- --- -----------------

Additions to net assets attributed to
  Investment income
    Net appreciation in fair value of investments                                             $          2,336,790
   Interest and dividends                                                                                   41,866
                                                                                              --- -----------------

      Total investment income                                                                            2,378,656

Contributions
  Employee                                                                                                 934,380
  Rollover                                                                                                   5,743
                                                                                              --- -----------------
      Total contributions                                                                                  940,123
                                                                                              --- -----------------

      Total additions                                                                                    3,318,779
                                                                                              --- -----------------

Deductions from net assets attributed to
  Benefits paid to participants                                                                            377,600
  Administrative expenses                                                                                      100
                                                                                              --- -----------------

      Total deductions                                                                                     377,700
                                                                                              --- -----------------

      Net increase in net assets available for plan benefits                                             2,941,079

Net assets available for plan benefits
  Beginning of year                                                                                      8,790,542
                                                                                              --- -----------------

  End of year                                                                                 $         11,731,621
                                                                                              === =================


See accompanying notes to financial statements.

                                        4
                    DELTA AND PINE LAND COMPANY SAVINGS PLAN
                         December 31, 2006 and 2005 and
                          Year Ended December 31, 2006


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1.  Description of the Plan

The following description of Delta and Pine Land Company Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by Delta and Pine Land Company (the "Company") effective April 1, 1994, under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All employees of the Company who have completed one year of eligible service and who are age 21 or older are eligible to participate, unless they are in an excluded class. Leased employees are an excluded class. A year of eligible service is defined as a 12-month period in which an employee completes at least 1,000 hours of service, adjusted for the employee's initial year of service. Participants may enter the Plan on the first day of the month after the date they meet the eligibility requirements. Substantially, all administrative expenses of the Plan are paid by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

The Company, at its option, may elect to make matching contributions to the Plan. Matching contributions, if made, are allocated to participants based on their pre-tax contributions. In no case are the matching contributions to exceed 6 percent of any participant's eligible compensation as defined. Participants are allowed to make pre-tax contributions of up to 80 percent of their eligible compensation, not to exceed $15,000 and $14,000 in 2006 and 2005, respectively. The Company made no matching contributions in 2006 or 2005.

At December 31, 2006 and 2005, certain participants had excess contributions totaling $19,209 and $38,999, respectively, which are reflected on the statements of net assets available for plan benefits as excess contributions payable. These amounts were refunded to participants subsequent to December 31, 2006 and 2005, respectively.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of:

(a) Company contributions, if any, and (b) Plan earnings, gains, losses or expenses. Investment earnings or losses are allocated by fund based on the performance of the fund. A particular fund's gains or losses are equal to the change in the share value multiplied by the number of

                                        5
                    DELTA AND PINE LAND COMPANY SAVINGS PLAN
                         December 31, 2006 and 2005 and
                          Year Ended December 31, 2006


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1.  Continued

shares in each participant's account. Forfeitures of unvested matching contributions, if any, are treated as contributions and are used to reduce the employer's contribution for the Plan year. There were no forfeitures in 2006 or 2005.

Investment Options

Participants   direct   contributions,    including   employer   cash   matching
contributions, if any, into any of the investment options offered by the Plan. Participants may change their investment options at any time.

Vesting

Participants are fully vested in their contributions and the earnings or losses thereon. Vesting in Company contributions and earnings or losses thereon is based on the participant's years of service as follows:

Years of                                                     Vested
Service                                                    Percentage
--------------------------------------------------------------------------------

Less than 3                                                   -0-%
3 or more                                                     100%

Payment of Benefits

Upon termination of service, participants may elect to (a) receive a lump sum equal to the value of their accounts, or (b) receive installments over a period of time in amounts selected by them. Participants with vested account balances of $5,000 or less may only receive such payment in a lump sum amount.

Plan Merger

On June 1, 2007, Monsanto Company acquired the Plan's sponsor. Effective August 5, 2007, the Plan was frozen. No additional contributions were deducted from compensation earned after this date. However, participants continued to accrue earnings and losses. The Plan was merged with the Monsanto Savings and Investment Plan as of December 31, 2007.

                                        6
                    DELTA AND PINE LAND COMPANY SAVINGS PLAN
                         December 31, 2006 and 2005 and
                          Year Ended December 31, 2006


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All Plan investments as of December 31, 2006 and 2005, are held by Wells Fargo Bank, the Plan trustee. Investments in pooled separate accounts are reported at the value reported to the Plan by Wells Fargo Bank, which approximates fair value. Investments in the Company's common stock is reported at quoted market values.

Investment security transactions are accounted for on the date the securities are purchased or sold (trade date). Interest income is recorded as it is earned. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan. Plan expenses not paid by the Company are required to be paid by the Plan.

                                        7
                    DELTA AND PINE LAND COMPANY SAVINGS PLAN
                         December 31, 2006 and 2005 and
                          Year Ended December 31, 2006


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 3.  Investments

The following table presents the fair value of the Plan's investments that represent 5 percent or more of the Plan's net assets as of December 31, 2006 and 2005:

                                                                                     2006                 2005
---------------------------------------------------------------------------- -- ---------------- --- ---------------

Pooled separate accounts
  Wells Fargo Advantage Index Funds                                          $       2,242,050   $        1,958,124
  Wells Fargo Advantage Discovery Fund                                               1,246,958            1,376,629
  Janus Advisor International Growth Fund                                            1,756,809              882,538
  Wells Fargo Stable Return Fund                                                       804,687              636,237
  Dreyfus Intermediate Term Income Fund                                                      -              509,012
  American Balanced Fund                                                               592,264              498,764

Employer securities
  Delta and Pine Land Company Stock                                          $       2,377,246   $        1,578,992


The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated $2,336,790 during the year ended December 31, 2006, as follows:

---------------------------------------------------------------------------- -- ---------------- --- ---------------

Pooled separate accounts                                                                         $        1,317,287

Employer securities
  Delta and Pine Land Company common stock                                                                1,019,503
                                                                                                 --- ---------------

  Net appreciation in fair value of investments                                                  $        2,336,790
                                                                                                 === ===============


Note 4.  Tax Status of Plan

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the IRC, and accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan's administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

                                        8
                    DELTA AND PINE LAND COMPANY SAVINGS PLAN
                         December 31, 2006 and 2005 and
                          Year Ended December 31, 2006


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 5. Related-Party Transactions

The investment in pooled separate accounts is managed by Wells Fargo Bank. Wells Fargo Bank is the trustee of the Plan assets as defined by the Plan, and therefore, transactions in these investments, as well as investments in employer securities, qualify as party-in-interest transactions. Fees paid by the Company for the investment management services totaled $43,882 for the year ended December 31, 2006.


Note 6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                                        9
                                   Page 1 of 2
                    DELTA AND PINE LAND COMPANY SAVINGS PLAN
                    Employee Identification Number 62-1040440
                                 Plan Number 002
                              Schedule H, line 4(i)
                    Schedule of Assets (Held at End of Year)
                                December 31, 2006


                                               (c) Description of Investment,
      (b) Identity of Issue,                      Including Maturity Date,
        Borrower, Lessor,                      Rate of Interest, Collateral,                          (e) Current
          or Similar Party                         Par or Maturity Value              (d) Cost             Value
--------------------------------------- --------------------------------------------- ---------- --- --------------
Pooled separate accounts
  *Wells Fargo                          Advantage Index Fund
                                           40,223.363 shares                                        $   2,242,050

  *Wells Fargo                          Advantage Discovery Fund
                                           56,731.504 shares                                            1,246,958

  *Wells Fargo                          Stable Return Fund
                                           20,288.815 shares                                              804,687

  *Wells Fargo                          Advantage Large Company Growth Fund
                                           5,450.648 shares                                               274,386

  *Wells Fargo                          LifePath 2010 Fund Class A
                                           10,748.053 shares                                              135,748

  *Wells Fargo                          LifePath 2020 Fund Class A
                                           12,801.648 shares                                              181,655

  *Wells Fargo                          LifePath 2030 Fund Class A
                                           4,793.135 shares                                                72,280

  *Wells Fargo                          LifePath 2040 Fund Class A
                                           6,530.908 shares                                               113,638

  *Wells Fargo                          Short-term Investment Fund
                                           95,188.500 shares                                               95,189

    Janus Advisor                       International Growth Fund
                                           32,318.038 shares                                            1,756,809

    Dreyfus                             Intermediate Term Income Fund
                                           40,940.529 shares                                              513,804

    American                            American Balanced Fund
                                           31,171.778 shares                                              592,264

    American                            Growth Fund of America
                                           11,890.000 shares                                              388,327

    Davis                               NY Venture Fund
                                           7,386.882 shares                                               284,543

    Hartford                            International Cap Appreciation
                                           19,333.297 shares                                              272,599


                                       10
                    DELTA AND PINE LAND COMPANY SAVINGS PLAN
                    Employee Identification Number 62-1040440
                                 Plan Number 002
                              Schedule H, line 4(i)
                    Schedule of Assets (Held at End of Year)
                                December 31, 2006


                                                 (c) Description of Investment,
      (b) Identity of Issue,                        Including Maturity Date,
        Borrower, Lessor,                        Rate of Interest, Collateral,                           (e) Current
          or Similar Party                           Par or Maturity Value              (d) Cost             Value
----------------------------------------- --------------------------------------------- ---------- --- ---------------
Pooled separate accounts - continued
    T. Rowe Price                               Equity Income Fund
                                                  10,759.430 shares                                     $   317,403

    RS Investment Partners                    Partners Fund Class A
                                                   1,023.366 shares                                          35,870
                                                                                                   --- ---------------


                                          Total pooled separate accounts                                  9,328,210


    Delta and Pine Land Company  Stock            58,770.000 shares                                       2,377,246
                                                                                                   --- ---------------


                                                 Total investments                                     $ 11,705,456
                                                                                                   === ===============








* Party-in-interest

(d) Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan.

                                       11
                    DELTA AND PINE LAND COMPANY SAVINGS PLAN
                    Employer Identification Number 62-1040440
                                 Plan Number 002
                              Schedule H, Line 4(j)
                       Schedule of Reportable Transactions
                          Year Ended December 31, 2006

           (a)                    (b) Description of Asset                                                       (f) Expense
        Identity                  (Including Interest Rate                                                          Incurred
        of Party                      and Maturity in               (c) Purchase     (d) Selling   (e) Lease        With
        Involved                      Case of a Loan)                  Price             Price        Rental      Transaction
------------------------- ---------------------------------------- ---------------  ------------  ------------ ---------------

 *Wells Fargo              Stable Return Fund
                              fund - 52 purchases                   $     297,555   $          -  $         -  $            -
 *Wells Fargo              Stable Return Fund
                              fund - 20 sales                                   -        159,299            -               -
 *Wells Fargo              Short-term Investment Fund
                              fund - 74 purchases                         664,906              -            -               -
 *Wells Fargo              Short-term Investment Fund
                              fund - 38 sales                                   -        635,643            -               -
 *Delta and Pine Land      Delta and Pine Land Company stock
                              fund - 3 purchases                          166,473              -            -               -
 *Delta and Pine Land      Delta and Pine Land Company stock
                              fund - 9 sales                                    -        625,139            -               -
 American                  Growth Fund of America
                              fund - 1 reinvestment                        15,617              -            -               -
 American                  Growth Fund of America
                              fund - 71 purchases                         358,692              -            -               -
 American                  Growth Fund of America
                              fund - 15 sales                                   -        165,695            -               -
 Janus Advisor             International Growth Fund
                              fund - 1 reinvestment                        12,422              -            -               -
 Janus Advisor             International Growth Fund
                              fund - 72 purchases                         508,566              -            -               -
 Janus Advisor             International Growth Fund
                              fund - 13 sales                                   -        114,657            -               -
 *Wells Fargo              Advantage Index Fund
                              fund - 2 reinvestments                       81,425              -            -               -
 *Wells Fargo              Advantage Index Fund
                              fund - 40 purchases                       2,152,120              -            -               -
 *Wells Fargo              Advantage Index Fund
                              fund - 18 sales                                   -         99,249            -               -
 *Wells Fargo              Advantage Discovery Fund
                              fund - 1 reinvestment                        62,587              -            -               -
 *Wells Fargo              Advantage Discovery Fund
                              fund - 52 purchases                         222,620              -            -               -
                              fund - 31 sales                                   -        510,241            -               -
 *Wells Fargo             S&P 500 Index Fund
                              fund - 18 purchases                          49,800              -            -               -
 *Wells Fargo             S&P 500 Index Fund
                              fund - 13 sales                                   -      2,113,290            -               -

* Represents a party-in-interest transaction.

                                11 continued
                    DELTA AND PINE LAND COMPANY SAVINGS PLAN
                    Employer Identification Number 62-1040440
                                 Plan Number 002
                              Schedule H, Line 4(j)
                       Schedule of Reportable Transactions
                          Year Ended December 31, 2006


           (a)                    (b) Description of Asset                            (h) Current         (i) Net
        Identity                  (Including Interest Rate                           Value of Asset          Gain
        of Party                      and Maturity in                (g) Cost of    on Transaction            or
        Involved                      Case of a Loan)                   Asset           Date                (Loss)
------------------------- ---------------------------------------- -------------- ------------------ ----------------

 *Wells Fargo              Stable Return Fund
                              fund - 52 purchases                  $      297,555 $             -    $             -
 *Wells Fargo              Stable Return Fund
                              fund - 20 sales                             142,726               -             16,573
 *Wells Fargo              Short-term Investment Fund
                              fund - 74 purchases                         664,906               -                  -
 *Wells Fargo              Short-term Investment Fund
                              fund - 38 sales                             635,643               -                  -
 *Delta and Pine Land      Delta and Pine Land Company stock
                              fund - 3 purchases                          166,473               -                  -
*Delta and Pine Land      Delta and Pine Land Company stock
                              fund - 9 sales                              488,276               -            136,863
 American                  Growth Fund of America
                              fund - 1 reinvestment                        15,617               -                  -
 American                  Growth Fund of America
                              fund - 71 purchases                         358,692               -                  -
 American                  Growth Fund of America
                              fund - 15 sales                             156,935               -              8,760
 Janus Advisor             International Growth Fund
                              fund - 1 reinvestment                        12,422               -                  -
 Janus Advisor             International Growth Fund
                              fund - 72 purchases                         508,566               -                  -
 Janus Advisor             International Growth Fund
                              fund - 13 sales                              85,135               -             29,522
 *Wells Fargo              Advantage Index Fund
                              fund - 2 reinvestments                       81,425               -                  -
 *Wells Fargo              Advantage Index Fund
                              fund - 40 purchases                       2,152,120               -                  -
 *Wells Fargo              Advantage Index Fund
                              fund - 18 sales                             101,834               -             (2,585)
 *Wells Fargo              Advantage Discovery Fund
                              fund - 1 reinvestment                        62,587               -                  -
 *Wells Fargo              Advantage Discovery Fund
                              fund - 52 purchases                         222,620               -                  -
                              fund - 31 sales                             446,019               -             64,222
 *Wells Fargo             S&P 500 Index Fund
                              fund - 18 purchases                          49,800               -                  -
 *Wells Fargo             S&P 500 Index Fund
                              fund - 13 sales                           1,832,625              -             280,665

* Represents a party-in-interest transaction.

                                                               SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                           DELTA AND PINE LAND COMPANY
                                  SAVINGS PLAN


                              By:
                              /s/ WILMA K. SCHOPP
                              --------------------------------------------------
                              Wilma K. Schopp, Chairperson of the
                              Monsanto Company Employee Benefits Plan Committee, Administrator of the Plan